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                              March 6, 2024

       Eli Baker
       Chief Executive Officer
       SEAC II Corp.
       955 Fifth Avenue
       New York, NY 10075

                                                        Re: SEAC II Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 9,
2024
                                                            File No. 333-276414

       Dear Eli Baker:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 5, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Q: What is the SEAC Cash Consideration Trigger and how does it relate to the amount in the
       Trust Account, page 22

   1. We note your response to prior comment 6 and the new disclosure added in the last paragraph that "[t]he
purchase price per Pubco Common Share in the PIPE is $9.63 and any additional PIPE
investment is expected to be priced at $9.63 per share, which represents a discount
of 10%, or $1.07 per share, to the $10.70 per share value SEAC
                                                        Public Shareholders
will receive for their shares at the Closing." Please revise to quantify the aggregate discount
for the entire PIPE investment so that investors can appreciate the cost difference between
the PIPE investment versus using funds from the trust account as detailed in the above
chart.
 Eli Baker
FirstName  LastNameEli Baker
SEAC II Corp.
Comapany
March      NameSEAC II Corp.
       6, 2024
March2 6, 2024 Page 2
Page
FirstName LastName
SEAC Shareholders will experience immediate dilution as a consequence of the issuance of
Pubco Common Shares, page 96

2. We note your response to prior comment 19 and reissue it in part. To the extent applicable, please discuss more specifically the scenarios where SEAC Public
         Shareholders would be completely cashed out of the proposed business combination.
StudioCo, page 129

3. We note your response to prior comment 21 and reissue it in part. Please further revise this section throughout to discuss in greater detail the negotiations regarding the effect of the proposed transaction on SEAC Public Shareholders. As examples only,
         please discuss how the stock and cash mix and the ultimate SEAC Public
Shareholder   s
         equity position was determined and how the Sponsor   s and PIPE
Investor   s equity
         position was determined in relation to the SEAC Public Shareholder   s
equity
         position. Please include enough information so that SEAC Public Shareholders can fully understand how the negotiations evolved regarding their merger consideration (stock and cash) and ultimate equity position in the new holding company in comparison to the other shareholder contingency groups.
The SEAC Transaction Committee and SEAC Board's Reasons for Approval of the Business
Combination, page 136

4. We note your response to prior comment 26 and reissue it in part. Please further revise your disclosure to specifically advise what consideration (positive or negative factors) the
         SEAC Transaction Committee and SEAC Board gave to the fact that SEAC Public
         Shareholder will own a minority position in the new holding company.
V. Tax Consequences to U.S. Holders of the StudioCo Amalgamation, page 175

5. We note your response to prior comment 30 and reissue it in part. Item 601(b)(8) of
         Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion is required for the StudioCo Amalgamation since the discussion includes tax consequences that would be material to investors. Please revise the section accordingly and file the required tax opinion. When there is a lack of authority directly addressing the tax consequences of a transaction, conflicting authority or significant doubt about the tax consequences of a transaction, counsel may issue a
should    or    more likely
         than not    opinion to make clear that the opinion is subject to a
degree of uncertainty. In
         this case, counsel has simply stated that they cannot opine without providing the required opinion. For guidance regarding tax opinions subject to uncertainty, please refer to
         Section III.C.4 of Staff Legal Bulletin No. 19 dated October 14, 2011. Eli Baker
FirstName  LastNameEli Baker
SEAC II Corp.
Comapany
March      NameSEAC II Corp.
       6, 2024
March3 6, 2024 Page 3
Page
FirstName LastName
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 211

6. Please explain the adjustment to increase accounts receivable for $301.6 million for unbilled receivables in adjustment (1) to the eOne historical balance sheet, including explaining any significant assumptions. See Rule 11-02(a)(8) of Regulation S-X.
7. Please expand Note (B)(1) to explain why the preliminary fair value of the film and television programs and library decreased. See Rule 11-02(a)(8) of Regulation S-X.
Notes to Combined Financial Statements, page F-164

8. You have recorded contract assets of $428.7 million and $361.5 million for fiscal years ended 2022 and 2021, respectively. Contract assets balances approximate 52% and 39%
         of recorded revenues for fiscal years ended 2022 and 2021, respectively. You disclose contract assets generally consist of: (1) minimum guarantees being recognized in advance of invoicing and (2) film and television distribution revenues recorded but payment will occur over license term. Please explain to us, and disclose in an appropriate section of the Form S-4, the timing and terms of your contracts such that you recognize revenues but do not have right to invoice or receive payment.
(18) Related parties, page F-178

9. You report cost allocations from Hasbro for certain services such as treasury, tax and legal functions of $1,008,000 and $261,000 for the years ended 2022 and 2021, respectively. You also state management believes these cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived during the periods presented. Please explain to us, and disclose in an appropriate section of the Form
         S-4, the reason for the significant increase in costs from year to year. Refer to Item 303(a)
         of Regulation S-K.
Entertainment One Film and Television Business
Condensed Combined Statements of Operations, page F-183

10. We note that net revenue decreased to $419.3 million for the nine months ended October
         1, 2023 as compared to $518.2 million for the nine months ended September 25,
         2022. Please tell us and disclose in an appropriate section of the Form S-4 the underlying reasons for this change. Refer to Item 303(a) of Regulation S-K.
 Eli Baker
FirstName  LastNameEli Baker
SEAC II Corp.
Comapany
March      NameSEAC II Corp.
       6, 2024
March4 6, 2024 Page 4
Page
FirstName LastName
        Please contact Nasreen Mohammed at 202-551-3773 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Joel Rubinstein